

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2010

Duane Bennett
Chief Executive Officer
Bluesky Systems, Corp.
191 Chestnut Street
Springfield, MA 01103

> **Re:    Bluesky Systems Corp.**
> **File No. 000-52548**

Dear Mr. Bennett:

We note that your fiscal year end 2009 financial statements were audited by Traci J. Anderson, CPA.  On August 12, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Traci J. Anderson, CPA because of deficiencies in the conduct of certain of its audits and its procedures. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/Traci_Jo_Anderson.pdf

As Traci J. Anderson, CPA is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission.  If Traci J. Anderson, CPA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Traci J. Anderson, CPA. If you previously explained the registration revocation in your Item 4.01 Form 8-K, you do not need to repeat this disclosure in your Form 10-K.

Please advise us as to how you intend to address this matter by no later than September 2, 2010. If you have any questions, I can be reached at 202-551-3498.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant